UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39974

WEST FRASER TIMBER CO. LTD.
(Exact name of Registrant, as specified in its charter)

1500 - 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3E8
Tel: (604) 895-2700

(Address and Telephone Number of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the Registrant's registration statements on Form S-8: File Nos. 333-257254 and 333-252631.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the three and six months ended July 3, 2026 and June 27, 2025
99.2	Management's Discussion and Analysis for the three and six months ended July 3, 2026
99.3	CEO - Certification of Interim Filings
99.4	CFO - Certification of Interim Filings
99.5	News release dated July 29, 2026 re: West Fraser Announces Second Quarter 2026 Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026
WEST FRASER TIMBER CO. LTD.
/s/ Christopher A. Virostek
Christopher A. Virostek Executive Vice-President and Chief Financial Officer